WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three months ended March 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

The following management discussion and analysis of Western Copper and Gold Corporation (along with its subsidiaries, “Western” or the “Company”) is dated May 9, 2013, and provides an analysis of the Company’s results of operations for the three months ended March 31, 2013.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with Western’s condensed interim consolidated financial statements for the three months ended March 31, 2013 and Western’s audited consolidated financial statements for the year ended December 31, 2012 and the notes thereto. The Company’s accounting policies are described in note 3 of the audited consolidated financial statements for the year ended December 31, 2012. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange (“TSX”) and the NYSE MKT under the symbol WRN. As at the date of this report, the Company had 93,799,503 common shares outstanding.

Additional information on the Company can be found in the Company’s Annual Information Form (“AIF”), filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov on Form 40-F.

The operations of the Company are speculative due to the high-risk nature of the mining industry. Western faces risks that are generally applicable to its industry and others that are specific to its operations. Certain key risks affecting the Company’s current and future operations are discussed in its AIF and Form 40-F. This list is not exhaustive. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. Such risk factors could materially affect the value of the Company’s assets, and future operating results of the Company and could cause actual results to differ materially from those described in the forward looking statements contained in this management discussion and analysis. Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation is a Canadian-based publicly-traded mineral exploration company with a primary focus of advancing its Casino deposit towards production. The Casino deposit contains significant gold, copper, and molybdenum contained in greater than one billion tonnes of reserves and an additional upside of 1.7 billion tonnes in an inferred resource. Located in the Yukon, the Casino deposit is one of the largest undeveloped copper-gold deposits in Canada.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three months ended March 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

FINANCIAL POSITION

On December 21, 2012, Western completed a royalty sale with 8248567 Canada Limited (the “Purchaser”), an arms’ length party, whereby the Purchaser cancelled the 5% net profits interest royalty (the “NPI Royalty”) on all claims comprising the Casino Project, other than the Casino B claims, and paid Western US$32 million in exchange for a 2.75% net smelter returns royalty (the “NSR Royalty”) on the future sale of any metals and minerals derived from the Casino Project, other than the Casino B claims (the “Transaction”).

The Purchaser had acquired the NPI Royalty, along with two other royalty interests, on August 10, 2012 from Strategic Metals Ltd. (“Strategic”) for US$30 million. An additional US$6 million is due from the Purchaser to Strategic contingent on the Casino Project meeting certain permitting targets by December 31, 2016 (see Strategic’s news release dated August 10, 2012, available on SEDAR, for more information).

Western has the option to repurchase 0.75% of the NSR Royalty (resulting in a 2.00% remaining royalty) for the following amount:

a.	US$39 million if the amount is paid on or prior to December 31, 2013; or
b.	US$59 million if the amount is paid on or after January 1, 2014 but on or before December 31, 2017.

The Company believes that the NSR Royalty sale was a superior financing option to a standard equity deal. Based on the Company’s analysis, the valuation of the NSR Royalty represented a significant premium to the market valuation of the Company. The proceeds from the Transaction are expected to provide Western with sufficient funds for the estimated period to permit the Casino Project without massively diluting current shareholders or unduly affecting the returns of the project. Refer to the Liquidity and Capital Resources section for more details on the Company’s financial position.

CASINO PROJECT

FEASIBILITY STUDY

Summary

On January 7, 2013, the Company released the results of the feasibility study on its Casino Project and subsequently filed the technical report titled “Casino Project, Form NI 43-101F1 Technical Report Feasibility Study, Yukon, Canada – Revision 1” dated January 25, 2013 (the “Feasibility Study”) on SEDAR. The Feasibility Study succeeds the pre-feasibility study dated May 17, 2011 and incorporates an updated reserve, significant updated engineering, particularly in the areas of energy supply, metallurgy and flow sheet design, and brings the engineering on the project to a feasibility study level. The following summary is qualified in its entirety by reference to the full text of the Feasibility Study.

The Feasibility Study establishes the Casino Project as a robust copper-gold project with positive economics at conservative commodity prices. Globally over the past few years, very few projects of the size of Casino have been engineered to a feasibility study level and maintained attractive economics.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three months ended March 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

The following is a summary of key financial results at each price scenario used in the Feasibility Study. These results include the following assumptions:

  An exchange rate of US$1:$1 was used for capital and operating cost estimates. The exchange rate applied to each commodity price scenario is indicated in the commodity price table below.
  All financial results include the NSR Royalty.
  Unless otherwise noted, all financial figures are calculated using the long term metal price scenario.
	Long Term	SEC	Spot

NPV after-tax (8% discount)	$1.83 billion	2.29 billion	2.28 billion
IRR after-tax (100% equity)	20.1%	22.5%	22.7%
Payback period (years)	3.0	2.7	2.6

Net Smelter Return ($/t milled)	22.59	24.62	24.27
Copper Cash Cost* (US$/lb)	(0.81)	(0.85)	(0.90)

*Net of byproduct credits.

The financial results of the Feasibility Study were calculated using three different metal price scenarios. Long term prices ("Long Term") were based on long term copper price projections from Wood Mackenzie and typical analyst projections of long term metal prices for the other metals. SEC pricing guidance uses LME three-year historical rolling average prices from December 31, 2012. Spot prices ("Spot") are the spot prices on December 31, 2012.

	Long Term	SEC	Spot
Copper (US$/lb) Molybdenum (US$/lb) Gold (US$/oz) Silver (US$/oz) Exchange Rate (C$:US$)	3.00 14.00 1,400.00 25.00 0.95	3.67 14.67 1,488.00 28.80 1.00	3.57 11.80 1,658.00 29.95 1.00

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three months ended March 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

Key processing plant metrics:

	Years 1-4	Life of Mine
Average Annual Metal Production
Copper (Mlbs)	245	171
Gold (kozs)	399	266
Silver (kozs)	1,777	1,425
Molybdenum (Mlbs)	15.3	15.5

Average Annual Mill Feed Grade
Copper (%)	0.307	0.204
Gold (g/t)	0.371	0.240
Silver (g/t)	2.103	1.74
Molybdenum (%)	0.025	0.023

Recovery (Mill)
Copper (%)	83.7%	86.4%
Gold (%)	67.7%	67.1%
Silver (%)	55.8%	53.4%
Molybdenum (%)	64.8%	70.7%

Recovery (Heap)
Gold (%)	66.0%	66.0%
Copper (%)	18.0%	18.0%
Silver (%)	26.0%	26.0%

Annual Concentrate Production
Cu (dry ktonnes)	395	275
Mo (dry ktonnes)	12	13

Average Concentrate Grade
Copper Concentrate
Cu (%)	28.0%	28.0%
Au (g/t)	27.3	25.6
Ag (g/t)	127.7	147.8
Molybdenum Concentrate
Mo (%)	56.0%	56.0%

Most of the Casino Project’s revenue is from copper (46%), but gold is a significant contributor to the project (34%), establishing the Casino Project as an attractive project from either a copper or gold perspective.

% of Revenue, by Commodity*	Years 1-4	Life of Mine
Copper Gold Molybdenum Silver	48% 37% 12% 3%	46% 34% 17% 3%

*Based on Long Term prices

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three months ended March 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

Operational Highlights

The Feasibility Study evaluates the development of the Casino deposit as a conventional open pit mine, concentrator complex, and heap leach operation. The initial production will focus on the deposit's oxide cap as a heap leach operation to recover gold and silver in doré form. The main sulphide deposit will be processed using a conventional concentrator to produce copper-gold-silver and molybdenum concentrates.

Operation	Nominal Throughput (tonnes per day)	Life of Mine (years)
Mill Heap	120,000 25,000	22 18

Higher grade ore fed to the concentrator during the first four years of the concentrator operation, combined with a low strip ratio in these years, result in higher yearly cash flows during this period that contribute significantly to the project's financial performance and quick pay-back period.

	Years 1-4	Life of Mine
Average Annual Pre-tax Cash Flow ($millions)*	773	531
Average Annual After-tax Cash Flow ($millions)*	682	400
Average NSR ($/t ore milled)*	31.59	22.59

Strip ratio	0.49	0.59

*Based on Long Term prices

Capital Costs

Total initial capital investment in the project is estimated to be $2.46 billion, which represents the total direct and indirect cost for the complete development of the Casino Project, including associated infrastructure and power plant. The following table shows how the initial capital is distributed between the various components. Sustaining capital for the project is estimated at $362 million.

CAPITAL COST	$ millions
Direct Costs
Mining Equipment & Mine Development	454
Concentrator (incl. related facilities)	904
Heap Leach Operation	139
Camp	70
Subtotal Direct Costs	1,567
Indirect Costs	295
Infrastructure Costs
Power Plant	209
Access Road	99
Airstrip	24
Subtotal Infrastructure	332
Contingency	218
Owner's Costs	44
TOTAL CAPITAL COST	2,456

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three months ended March 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

Operating Costs

Operating costs at the Casino Project are expected to be typical for an operation of this scale. The combined mining and milling operating costs are $8.52 per tonne ore milled.

The mining costs per tonne of ore delivered to the mill were estimated at $3.05. The operating costs for the milling operation are expected to average $5.47 per tonne of ore processed through the mill over the life of the mine. Heap leach operating costs are expected to average $4.04 per tonne of ore processed through the heap leach over the life of the heap leach.

PERMITTING AND DEVELOPMENT

A key focus of the Company in 2013 is completing and submitting its environmental assessment application to the Yukon Environmental and Socioeconomic Assessment Board (“YESAB”).

The first quarter of 2013 the Company performed several tasks to advance the YESAB application. The Company held several meetings with regulators and governments to outline the Casino Project and the approach it will be taking with the YESAB application. Work on baseline data acquisition, water modeling, closure planning and other key aspects of the YESAB application were advanced.

The Company remains on target to submit its application to YESAB on the Casino project in Q4 2013.

CORPORATE ACTIVITIES

On April 24, 2013, Western adopted a shareholder rights plan (the “Rights Plan”) to ensure, to the extent possible, that all holders of common shares of the Company and the Board have adequate time to consider and evaluate any unsolicited take-over bid for the common shares of the Company, provide the Board with adequate time to identify, solicit, develop and negotiate value-enhancing alternatives, as considered appropriate, to any unsolicited take-over bid and encourage the fair treatment of the Company's shareholders in connection with any unsolicited take-over bid.

Under the provisions of the Rights Plan, one right (a “Right”) was issued for each common share outstanding as of April 24, 2013. The Rights will initially be represented by the certificates representing the common shares of the Company.

Subject to the terms of the Rights Plan and to certain exceptions provided therein, the Rights will become exercisable in the event any person, together with joint actors, acquires or announces its intention to acquire 20% or more of Western's outstanding shares without complying with the “Permitted Bid” provisions of the Rights Plan or where the application of the Rights Plan is waived in accordance with its terms. If a take-over is completed without complying with the requirements of the Rights Plan or where the application of the Rights Plan is not waived in accordance with it terms, the Rights holders (other than the acquiring person and its joint actors) will be entitled to purchase additional common shares of the Company at one-half the prevailing market price at that time.

The Rights Plan is not intended to prevent take-over bids. Under the Rights Plan, a bid that, among other things, is made to all shareholders on identical terms and conditions and that is open for at least 60 days may constitute a “Permitted Bid”.

The adoption of the Rights Plan was not in response to a proposal to acquire control of Western. At this time the Company is not aware of any such transaction that would trigger the provisions of the Rights Plan.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three months ended March 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

The Toronto Stock Exchange has accepted the notice for filing of the Rights Plan, subject to, among other things, shareholder approval with six months. The Company plans to submit the Rights Plan to the shareholders of the Company for ratification at the annual general meeting currently scheduled on June 20, 2013. If the Rights Plan is not ratified by the shareholders, the Rights Plan and any rights issued pursuant to it will terminate. If the Rights Plan is ratified, it will continue in effect until the third annual meeting of shareholders thereafter.

On April 24, 2013, the Company also adopted an advance notice policy (the “Policy”). The Company adopted the Policy in order to facilitate an orderly and efficient annual general or, where the need arises, special meeting, ensure that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees, and allow shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

Among other things, the Policy fixes a deadline by which holders of record of common shares of Western must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the notice to the Company for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Policy.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting) called for the purpose of electing directors, notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Policy is effective and in full force and effect as of April 24, 2013. In accordance with the terms of the Policy, the Policy will be put to shareholders of the Company for approval at the next annual meeting. If the policy is not confirmed at the annual meeting by ordinary resolution of shareholders, the Policy will terminate and be of no further force and effect following the termination of the annual meeting.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three months ended March 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company’s unaudited condensed interim consolidated financial statements.

As at and for the quarter ended	31-Mar-13	31-Dec-12	30-Sep-12	30-Jun-12
	$	$	$	$
Loss and comprehensive loss	138,860	953,999	738,445	1,019,102
Loss per share – basic and diluted	-	0.01	0.01	0.01
Exploration and evaluation assets	18,973,282	17,706,346	47,528,131	45,938,009
Cash and short-term investments	32,488,827	33,517,542	3,441,580	5,184,195
Total assets	51,723,268	51,634,275	51,371,026	51,469,800

As at and for the quarter ended	31-Mar-12	31-Dec-11	30-Sep-11	30-Jun-11
	$	$	$	$
Loss and comprehensive loss	1,201,730	19,096,053	1,473,417	748,943
Loss per share – basic and diluted	0.01	0.21	0.02	0.01
Exploration and evaluation assets	43,734,281	42,114,531	81,619,696	76,515,156
Cash and short-term investments	7,574,938	9,465,568	16,821,163	21,915,277
Total assets	51,761,289	52,114,445	99,185,859	99,092,973

Items that resulted in significant differences in the quarterly figures presented above are explained in the following narrative.

Loss and comprehensive loss

The loss for the three months ended March 31, 2013 is much lower than the other loss figures presented as the Company recognized a foreign exchange gain of $752,000 as the US dollar appreciated during the period.

The loss for the three months ended December 31, 2012 is slightly elevated compared to the loss for the three months ended September 30, 2012 as a result of bonuses paid in the fourth quarter. Promotional activities and advertising also increased in anticipation of the release of the Feasibility Study compared to the previous quarter.

Western reported a loss of $19.1 million for the three months ended December 31, 2011. This quarterly loss includes a loss on distribution of $19.7 million as a result of the distribution of assets pursuant to the plan of arrangement completed on October 17, 2011 involving Copper North Mining Corp. and NorthIsle Copper and Gold Inc. (the “Arrangement”). The impact of the loss on distribution was somewhat offset by an income tax recovery of $1.95 million. Costs related to the Arrangement also contributed $161,000 to the loss incurred during the three months ended December 31, 2011.

Other than the loss on distribution discussed above, the Company also experienced higher than usual quarterly loss figures from September 30, 2011 to June 30, 2012 as a result of the high value assigned to stock options granted in July 2011 and the method used to amortize that value.

The determination of stock option value using the Black-Scholes option pricing model is correlated to the exercise price and the volatility of the underlying stock price. All other things being equal, the higher the exercise price, the higher the value assigned to the stock option. Each stock option granted in July 2011 has an exercise price of $3.11. The value assigned to each stock option is $2.13. In comparison, the stock options granted in July 2012 have an exercise price of $0.80 per share and have been assigned a value of $0.34 per stock option using the Black-Scholes option pricing model.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three months ended March 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

The value assigned to stock options is amortized over their vesting period (i.e. two years) on a graded basis, as required under International Financial Reporting Standards. This method heavily weights the amortization over the first 12 months; explaining much of the increase in loss and comprehensive loss from July 2011 to June 2012.

In addition to the stock option valuation discussed above, the loss incurred for the three months ended September 30, 2011 is elevated because it includes $520,000 in costs relating to the Arrangement.

Exploration and evaluation assets

Expenditures incurred by the Company relating to its mineral properties are capitalized. As a result, the carrying value of exploration and evaluation assets should generally increase from period to period. As most field work relating to the Casino Project is performed from April to October due to weather considerations, the carrying value of exploration and evaluation assets typically sees larger increases during the second and third quarters of each year.

During the quarter ended December 31, 2012, Western received US$32 million in gross proceeds from the Transaction. This amount was recorded as a reduction to the carrying value of the Company’s exploration and evaluation assets.

During the quarter ended December 31, 2011, Western distributed the Carmacks Copper Project, the Redstone Property, and the Island Copper Property to its shareholders pursuant to the Arrangement. As part of the accounting for the distribution, Western eliminated the carrying value of the assets no longer held by the Company. This amounted to a decrease in exploration and evaluation assets of $41 million.

Cash, cash equivalents, and short-term investments

For the most part, cash is used to fund ongoing operations that increase the carrying value of the Company’s exploration and evaluation assets. Unless there is a significant financing transaction, cash, cash equivalents and short-term investments generally decrease from one period to the next.

Cash increased substantially during the quarter ended December 31, 2012 as a result of US$32 million received from the Transaction.

Cash decreased more than usual from September 30, 2011 to December 31, 2011 because the Company transferred $2 million cash to Copper North Mining Corp. (“Copper North”) and $2.5 million cash to NorthIsle Copper and Gold Inc. (“NorthIsle”) pursuant to the Arrangement.

Total assets

Because the Company capitalizes expenditures on its mineral properties as exploration and evaluation assets, no significant impact to total assets is expected unless Western completes a financing, distribution, or disposal.

Net cash proceeds received from the Transaction reduced the carrying value of exploration and evaluation assets. As such, there was no significant net change to total assets during the three months ended December 31, 2012.

Total assets decreased significantly during the three months ended December 31, 2011 as a result of the Arrangement. Pursuant to the Arrangement, Western distributed certain exploration and evaluation assets and cash to Copper North and NorthIsle. Consequently, exploration and evaluation assets decreased by $41 million and cash decreased by $4.5 million.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three months ended March 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

RESULTS OF OPERATIONS

For the three months ended March 31,	2013	2012
	$	$
CORPORATE EXPENSES
Filing and regulatory fees	108,492	120,754
Office and administration	65,983	57,625
Professional fees	26,297	63,496
Rent and utilities	31,963	23,428
Share-based payments	246,542	595,554
Shareholder communication and travel	185,582	110,840
Wages and benefits	250,720	210,806

LOSS BEFORE OTHER ITEMS	915,579	1,182,503

OTHER ITEMS
Foreign exchange loss (gain)	(752,281)	2,895
Interest income	(24,438)	(29,466)
Plan of arrangement costs	-	45,798

LOSS AND COMPREHENSIVE LOSS	138,860	1,201,730

Western incurred a loss of $139,000 ($nil per common share) for the three months ended March 31, 2013 compared to a loss of $1.2 million ($0.01 per common share) over the same period in 2012. The scale and nature of the Company’s administrative activity have remained consistent throughout 2012 and 2013, but a number of significant items led to the difference in the loss figures.

During the three months ended March 31, 2013, the Company experienced a foreign exchange gain of $752,000 as the US dollar strengthened against the Canadian dollar during the three months ended March 31, 2013. The Company realized $250,000 from converting US to Canadian dollars. The remainder of the foreign exchange gain results from period end translation adjustments to Western’s cash and cash equivalents as at March 31, 2013. Approximately US$21 million of the funds received from the royalty sale were still held in US dollars as at March 31, 2013 and are subject to future exchange rate fluctuations. The foreign exchange loss for the three months ended March 31, 2012 is not significant as the large majority of the Company’s cash and cash equivalents and transactions were denominated in Canadian dollars.

Professional fees were $37,000 less during the three months ended March 31, 2013 as compared to the same period in the previous year as the Company had a general decrease in legal and audit activity.

Share-based payments were $350,000 less during the three months ended March 31, 2013 than during the three months ended March 31, 2012. The reason for the decrease in share-based payments is that the value attributed to the July 2011 stock option grant was almost fully amortized prior to March 31, 2013. For more information, refer to the discussion under Selected Quarterly Financial Information, above.

Shareholder communication expenses were $75,000 higher during the three months ended March 31, 2013 as compared to the same period in the prior year as the Company promoted the results of its feasibility study.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three months ended March 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

The Company incurred plan of arrangement costs consisting of professional fees for tax and regulatory compliance associated with the Arrangement during the first three months of 2012. There were no such expenses during the same quarter in 2013.

LIQUIDITY AND CAPITAL RESOURCES

For the three months ended March 31,	2013	2012
	$	$
CASH PROVIDED BY (USED IN)
Operating activities	61,489	(584,138)
Financing activities	-	301,500
Investing activities	(10,100,992)	(130,085)
CHANGE IN CASH AND EQUIVALENTS	(10,039,503)	(412,723)

Cash and cash equivalents – beginning	33,517,542	1,363,136
CASH AND CASH EQUIVALENTS	23,478,039	950,413

Western had $23.5 million in cash on-hand as at March 31, 2013. The Company purchased $9 million in short-term investments during the three months ended March 31, 2013. Cash and short-term investments totaled $32.5 million as at March 31, 2013. This compares with cash of $33.5 million as at December 31, 2012.

As at March 31, 2013, Western had $31.1 million in working capital, which is sufficient working capital to fund the Company’s anticipated corporate expenses through 2015 and continue advancing the Casino Project through the permitting phase. The Company will have to raise significant additional capital in order to build the Casino Project.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

Financing activities

There was no financing activity during the three months ended March 31, 2013. During the same period in the previous year, Western received $302,000 from the exercise of stock options.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three months ended March 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

Investing activities

Investing activities include both mineral property expenditures and purchases and redemptions of short-term investments. These numbers often off-set to a great degree; as a result, net proceeds from investing activities are lower than expected if this figure contained only amounts invested in the Company’s exploration and evaluation assets.

This was not the case during the three months ended March 31, 2013 as Western invested $9 million of the proceeds from the royalty sale in short-term investments and only expended $1.1 million on mineral property expenditures. During the same period in 2012, Western redeemed $1.5 million to pay for operating expenses and exploration and evaluation expenditures. Mineral property expenditures during the three months ended March 31, 2012 totaled $1.6 million.

The majority of the costs in both years relate to engineering studies (e.g. pre-feasibility, feasibility) and permitting work on the Casino Project. A summary of activities relating to the Casino Project is available under the Casino Project section at the beginning of this report.

CONTRACTUAL OBLIGATIONS

The Company leases office space in Vancouver, British Columbia. The future minimum lease payments by calendar year are approximately as follows:

Year	$
2013	238,000
2014	327,000
2015	337,000
2016	141,000
Thereafter	-
TOTAL	1,043,000

The Company is required to use the proceeds received from the royalty sale for furthering the development of the Casino Project and for general working capital purposes; provided that the general working capital purposes of Western do not include the acquisition and development of any mineral properties unrelated to the Casino Project.

The Company must spend approximately $190,000 on qualifying Canadian exploration expenditures by December 31, 2013. Otherwise, Western is required to pay the investors who purchased flow-through shares the difference between the amount of tax benefit that they would have realized had the Company incurred all expenditures renounced in February 2013 by December 31, 2013 and the amount that the investors actually realized.

The Company has no off-balance sheet arrangements, no capital lease agreements and no long term obligations other than those described above, and throughout this document, or in the description of exploration and evaluation assets contained in the notes to the consolidated financial statements.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three months ended March 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

RELATED PARTY TRANSACTIONS

The Company had related party transactions with Ravenwolf Resource Group Ltd. (“Ravenwolf”), a private company owned equally by Western, NorthIsle, and Copper North. Ravenwolf provides administration, accounting and other services to its owners on a cost-recovery basis. The related party transactions incurred during the years presented were in the normal course of operations.

Amounts charged by Ravenwolf were categorized as follows:

For the three months ended March 31,	2013	2012
	$	$
Office and administration	27,826	38,117
Rent and utilities	31,855	23,428
Shareholder communication and travel	11,808	6,342
Wages and benefits	226,358	209,752
Exploration and evaluation assets	74,837	66,602
	372,684	344,241

At March 31, 2013, the Company’s other assets include amounts receivable of $7,485 from Ravenwolf for advances made by Western to fund Ravenwolf’s working capital. This amount is non-interest bearing, unsecured and payable on demand.

The Company’s related parties also include its directors and officers. The remuneration of directors and officers was as follows:

For the three months ended March 31,	2013	2012
	$	$
Salaries and director fees	205,341	210,775
Share-based payments	179,941	475,347
	385,282	686,122

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the periods presented above.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three months ended March 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include exploration and evaluation assets, share-based payments, the fair value of assets distributed pursuant to the plan of arrangement, and income and mining taxes. Differences may be material.

Exploration and evaluation asset

The carrying amount of the Company’s exploration and evaluation asset represents costs net of write-downs to date and does not necessarily reflect present or future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

The Company’s asset are reviewed for indication of impairment at each balance sheet date. If indication of impairment exists, the asset’s recoverable amount is estimated.

Environmental rehabilitation

Minimum standards for site reclamation have been established by various governmental agencies that affect certain operations of the Company. The determination of reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time. Changes in these assumptions could have a material effect on the amount required to be recognized as an environmental rehabiliation provision.

Share-based payments

The fair value of share-based payments and warrant issuances is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares and the expected life of the option. Changes in the subjective input assumptions can materially affect the fair value estimate.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to management, particularly during the period in which the annual filings are being prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three months ended March 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2012. As a result of the material weakness identified during the assessment of internal control over financial reporting, as described below, management has also concluded that its disclosure controls and procedures were not effective as at December 31, 2012.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

The Company designed its system of internal control based on the Internal Control-Integrated Framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Chief Executive Officer and the Chief Financial Officer assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2012.

Based on that assessment, management concluded that, as at December 31, 2012, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

There has been no significant change in internal control over financial reporting or in disclosure controls and procedures from January 1 to March 31, 2013 that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting or its disclosure controls and procedures.

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity, credit, and currency risks from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, certain other assets, and accounts payable and accrued liabilities.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to help ensure that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three months ended March 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks. The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western’s maximum exposure to credit risk.

Currency risk

Currency risk is the risk that the Company will lose significant purchasing power to operate its business as a result of changes in currency rates. The Company typically raises funds in Canadian dollars. The majority of the Company’s expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, the Company aims to maintain funds in the currency that matches that of the costs incurred. Historically, Western has not held significant amounts denominated in currencies other than the Canadian dollar.

In December 2012, the Company completed a significant royalty transaction, the proceeds of which were denominated in US dollars. Western still had significant financial instruments denominated in US dollars at March 31, 2013. As at March 31, 2013, a 1% change in the exchange rate between the Canadian and US dollar would have resulted in an unrealized gain or loss of approximately $221,000 (December 31, 2012 - $319,000).

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Western’s operations in future periods. Statements that are not historical fact are forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and forward looking information as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators. Certain forward looking information should also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures. Forward-looking statements and information (referred to herein together as “forward-looking statements”) are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Casino Project” and elsewhere in Management’s Discussion and Analysis and may include statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results, exploration results at the Company’s property; budgets; work programs; timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates and results, continued availability of capital and financing, and general economic, market or business conditions and as more specifically disclosed throughout this document. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Western and its subsidiaries may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three months ended March 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

Western’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Western ’s expectations include uncertainties involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and First Nations in the exploration and development of the property and the issuance of required permits; the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western’s Annual Information Form, Western’s annual report on Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The Company’s management discussion and analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada as of December 31, 2012, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 of the Commission. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and required by NI 43-101 to be used for disclosure of mineral resources. These terms, however, are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three months ended March 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

Accordingly, information contained and incorporated by reference into this MD&A that describes the Company’s mineral deposits may not be comparable to similar information made public by issuers subject to the Commission’s reporting and disclosure requirements applicable to domestic United States issuers.